UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. ___)

Lectec Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
523251-10-6
(CUSIP Number)
Sanford Brink
1102 120th St.
Roberts, WI 54023
715-246-7400

Copy to:
Dennis L. Knoer
Briggs and Morgan, P.A.
2200 IDS Center, 80 S. 8th St.
Minneapolis, MN 55402
612-977-8744
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	523251-10-6	13D	Page	2	of	3	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Sanford M. Brink

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		55,700

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		283,495

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,700

WITH	10	SHARED DISPOSITIVE POWER

		283,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	345,280 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Includes 6,085 shares of common stock held by the IRA of Mr. Brink’s spouse, which may be deemed to be beneficially owned by Mr. Brink.
(2) Assumes outstanding shares of 4,290,026, based on the Form 10-Q filing made by the Issuer on May 14, 2009.

CUSIP No.	523251-10-6	13D	Page	3	of	3	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Linda Kay Brink

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		6,085

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		283,495

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,085

WITH	10	SHARED DISPOSITIVE POWER

		283,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	345,280 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Includes 55,700 shares of common stock held by the IRA of Ms. Brink’s spouse, which may be deemed to be beneficially owned by Ms. Brink.
(2) Assumes outstanding shares of 4,290,026, based on the Form 10-Q filing made by the Issuer on May 14, 2009.

Explanatory Statement
     Sanford M. Brink hereby files this Schedule 13D on behalf of himself and his spouse, Linda Kay Brink, each residents of Wisconsin (together, the “Reporting Persons”), with respect to beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Lectec Corporation, a Minnesota corporation (the “Issuer”).
Item 1. Security and Issuer
     This statement relates to the common stock, par value $0.01 per share, of Issuer, which class of securities is registered under Section 12(g) of the Securities and Exchange Act of 1934, as amended. The Issuer’s principal address is 1407 South Kings Highway, Texarkana, TX, 75501.
Item 2. Identity and Background
     (a), (b) and (c) This statement is filed on behalf of the Reporting Persons, whose principal address is 1102 120th St., Roberts, WI 54023. Mr. Brink’s principal occupation is as chief executive officer of a real estate development company, New Dimensions in Stone, Inc., which is located at 1102 120th St., Roberts, WI 54023, and Ms. Brink’s principal occupation is as vice president and secretary of such business.
     (d) During the last five years, the Reporting Person have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person are both citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     All of the Shares were acquired through many open-market purchases made with personal funds, each at market price at the time of purchase, from 1999 to 2007. No funds were borrowed in order to acquire the Shares.
Item 4. Purpose of Transaction
     The Shares were acquired for investment purposes. The Reporting Persons have no plans or proposals which relate to, or would result in, any of the purposes set forth in Item 4(a) through Item 4(j) of Schedule 13D. The Reporting Person may, at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Person in light of his investment policies, market conditions or other factors.

Item 5. Interest in Securities of the Issuer
     (a)-(b) As of July 9, 2009, the Reporting Persons beneficially owned 345,280 shares of the Issuer’s Common Stock, representing approximately 8.0% of the Issuer’s issued and outstanding Common Stock. Of those shares, 55,700 are owned by Mr. Brink’s Individual Retirement Account (IRA), 6,085 are owned by Ms. Brink’s IRA, and the remainder are held as joint tenants with right of survivorship by the Reporting Persons.
     (c) In the past sixty days, the Reporting Persons have not purchased or sold any shares of the Issuer.
     (d) None.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to be Filed as Exhibits
     None.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2009	/s/ Sanford M. Brink
Sanford M. Brink

Dated: July 9, 2009	/s/ Linda Kay Brink
Linda Kay Brink